UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

Kenneth C. Anderson c/o Aston Asset Management LLC 120 N. LaSalle Street - 25th Floor Chicago, Illinois 60602 Tel No. 312-268-1400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 1, which describes the Second Exchange Agreement (as defined below) and transactions related thereto, amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on August 20, 2009 by Kenneth C. Anderson and KCA Aston, Inc., an Illinois corporation (“KCA” and, together with Mr. Anderson, the “Reporting Persons”) relating to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Issuer”). From and after the date hereof, all references in the Schedule 13D to the “Schedule 13D” or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as set forth below.

ITEM 4. Purpose of Transaction.

Pursuant to that certain Exchange Agreement, dated August 10, 2009 (the “First Exchange Agreement”), between the Issuer, the holders of Series B LLC Units of Aston Asset Management LLC (“Aston”), including KCA (the “B Investors”), and the persons named as management stockholders therein, including Mr. Anderson (the “Management Stockholders”), KCA received 285.72 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (“Series B Preferred Stock”) in exchange for its Series B LLC Units of Aston. The shares of Series B Preferred Stock, and underlying Common Stock, were acquired for the purpose of investment. In connection with the First Exchange Agreement, each of KCA and Mr. Anderson also entered into that certain Investor Rights Agreement, dated August 10, 2009 (the “Investor Rights Agreement”), between the Issuer, the B Investors and the Management Stockholders. Each of the First Exchange Agreement and the Investor Rights Agreement are described in Item 6 of the Original Schedule 13D.

On September 14, 2009, the Issuer entered into an Exchange Agreement (the “Second Exchange Agreement”) with the B Investors, including KCA. Pursuant to the Second Exchange Agreement, the B Investors agreed to exchange up to 36% of their shares of Series B Preferred Stock to the Issuer for up to 1,620,000 shares of Common Stock. In connection with the Second Exchange Agreement, the Issuer, the B Investors and the Management Stockholders, entered into an Amended and Restated Investor Rights Agreement (the “Amended and Restated Investor Rights Agreement”) which amends and restates the Investor Rights Agreement.

The Issuer and the B Investors entered into the Second Exchange Agreement in order to prevent a single stockholder from acquiring ownership beneficially of more than 25% of the outstanding voting securities of the Issuer, which could thereby trigger a presumptive change of control under Section 2(a)(9) of the Investment Company Act of 1940, as amended, of Aston, the Issuer’s wholly owned subsidiary and investment adviser to the Aston Funds. A change of control of Aston could automatically terminate the investment advisory agreement between Aston and the Aston Funds, even if there is no change in the personnel of Aston. The Aston Funds are the primary source of revenue for both the Issuer and Aston. If the investment advisory agreement between Aston and the Aston Funds were terminated due to a change of control, the business of the Issuer and Aston could potentially be significantly damaged.

As a holder of Series B Preferred Stock, KCA, together with the other holders of Series B Preferred Stock, has the right to elect a number of directors equal to 25% of the total number of the Issuer’s directors. However, under the Amended and Restated Investor Rights Agreement, in the event that an exchange occurs pursuant to the Second Exchange Agreement, KCA, together with the other holders of Series B Preferred Stock, have agreed to reduce from two to one the number of the members of the Issuer’s board of directors which they may select. Mr. Anderson was selected by the holders of Series B Preferred Stock to serve on the Issuer’s Board of Directors until his resignation or replacement. In connection with the Amended and Restated Investor Rights Agreement, Mr. Anderson will no longer serve as a director elected by the holders of the Series B Preferred Stock and has been added by the board of directors of the Issuer to the class of directors whose term will expire on the date of the Issuer’s 2011 annual meeting. Please See Item 6 for a detailed description of the Second Exchange Agreement and the Amended and Restated Investor Rights Agreement.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (j) any actions similar to any of those enumerated above.

Item 6 is hereby supplemented as set forth below.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Second Exchange Agreement, each time a person becomes a beneficial owner of 25% or more of the outstanding voting securities of the Issuer (a “25% Stockholder”), the Issuer simultaneously will issue to each B Investor its pro rata share of the “Exchange Shares.” “Exchange Shares” means the number of shares of Common Stock that the Issuer must issue such that after such issuance the number of voting securities held by the 25% Stockholder that triggered the Exchange will be equal to one share less than 25% of the outstanding voting securities. In exchange for the Exchange Shares, each B Investor will assign to the Issuer such number of shares or fractional shares of Series B Preferred Stock (which shall not exceed 360 shares of Series B Preferred Stock in the aggregate) equal to the quotient of (x) the number of Exchange Shares issued to such B Investor and (y) the “Conversion Number.” The “Conversion Number” is 4,500, subject to standard anti-dilution provisions. The number of shares of Common Stock to be received in exchange for each share of Series B Preferred Stock is the same as the number of shares of Common Stock into which the Series B Preferred Stock is presently convertible. KCA’s pro rata share of the Series B Preferred Stock currently outstanding is 28.571% and, therefore, pursuant to the Second Exchange Agreement, KCA could exchange up to 102.8571 shares of Series B Preferred Stock for up to 462,857 shares of Common Stock. As of the date hereof, no exchange has occurred under the Second Exchange Agreement.

Each exchange contemplated by the Second Exchange Agreement will be effective upon, and occur contemporaneously with, a person becoming a 25% Stockholder of the Issuer. The maximum number of shares of Common Stock that the Issuer may be required to issue in exchange for Series B Preferred Stock pursuant to the Second Exchange Agreement is 1,620,000. An exchange may not occur after the earlier to occur of (i) the first anniversary of the date of the Second Exchange Agreement and (ii) a transaction that would constitute a Change of Control (as defined in the Certificate of Designation of the Series B Preferred Stock) of the Issuer. If an exchange does not occur on or before the first anniversary of the date of the Second Exchange Agreement, the Second Exchange Agreement will terminate.

The Amended and Restated Investor Rights Agreement provides each of the B Investors with certain registration rights for shares of Common Stock issued upon conversion of the Series B Preferred Stock and the Exchange Shares, including three demand registration rights and unlimited piggy-back registration rights.

The Amended and Restated Investor Rights Agreement also places certain restrictions on the transfer of shares of Series B Preferred Stock and Exchange Shares. Each of the B Investors agreed that (i) Series B Preferred Stock and Exchange Shares may not be transferred except to immediate family members; by will or the laws of decent and distribution; or with the consent of the Issuer (in each case, a “Permitted Transferee”) or as provided in the next sentence and (ii) Exchange Shares and shares of Common Stock issuable upon conversion of the Series B Preferred Stock are subject, in limited circumstances, to a right of first offer in favor of the Issuer. Each B Investor shall have the right to transfer a percentage of his, her or its Exchange Shares without restriction beginning on April 20, 2011. During the twelve month period beginning April 20, 2011, each B Investor shall have the right to transfer up to 20% of the aggregate amount of Exchange Shares issued to such B Investor pursuant to the Second Exchange Agreement. The percentage of the aggregate amount of Exchange Shares that each B Investor may transfer without restriction will increase each year by 20% until April 20, 2015 at which time each B Investor will have the right to transfer without restriction 100% of the aggregate amount of Exchange Shares held by such B Investor. In addition, under certain circumstances, such as death, disability, retirement or termination of employment without cause of a Management Stockholder, as well as a Change of Control (as defined in the Certificate of Designation of the Series B Preferred Stock) of the Issuer or a termination of the management contracts which represented more than 50% of Aston’s aggregate revenue for the prior twelve month period, an B Investor may transfer any or all of the Exchange Shares without restriction. Unlike the Series B Preferred Stock, the Issuer does not have the right to repurchase the Exchange Shares upon the termination of employment of the Management Stockholder who beneficially owns such Exchange Shares.

The Amended and Restated Investor Rights Agreement includes certain restrictions on voting by the B Investors. If after an exchange under the Second Exchange Agreement the B Investors and their Permitted Transferees in the aggregate, would have the right to vote Exchange Shares and shares of Series B Preferred Stock which, together, represent more than 25% of the votes which may be cast on any matter to be voted upon by the holders of capital stock of the Issuer (the “25% Cap”), such B Investor will not, and will cause its Permitted Transferees not to, vote its pro rata percentage of that number of shares of Series B Preferred Stock which, if voted, would cause the 25% Cap to be exceeded. The limitation on voting applies only to the Series B Preferred Stock and not to the Exchange Shares. In addition, each B Investor has agreed to waive its right to elect one director to the Issuer’s board of directors as provided in Section 3(c) of the Certificate of Designation of the Series B Preferred Stock. As a result, until such time as the holders of Series B Preferred Stock own less than 300 shares of Series B Preferred Stock in the aggregate, such holders shall have the right to elect only one director rather than two. In connection with this waiver by the B Investors, Mr. Anderson will no longer serve as a director elected by the holders of the Series B Preferred Stock and has been added by the board of directors of the Issuer to the class of directors whose term will expire on the date of the Issuer’s 2011 annual meeting.

The Reporting Persons have executed a Jointing Reporting Agreement dated September 18, 2009, which is attached hereto as Exhibit 3 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreements described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to the securities of the Issuer.

The information set forth in this Item 6 is qualified in its entirety by reference to the Second Exchange Agreement (Exhibit 1 hereto) and the Amended and Restated Investor Rights Agreement (Exhibit 2 hereto) and the Joint Reporting Agreement (Exhibit 3 hereto).

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1

Exchange Agreement, dated as of September 14, 2009, among Highbury Financial Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on September 14, 2009).

Exhibit 2

Amended and Restated Investor Rights Agreement, dated as of September 14, 2009, among Highbury Financial Inc., the management stockholders named therein and the investors named therein (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on September 14, 2009).

Exhibit 3	Joint Reporting Agreement, dated September 18, 2009, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2009

KCA ASTON, INC.

By: /s/ Kenneth C. Anderson

Name: Kenneth C. Anderson
Title:	President
/s/ Kenneth C. Anderson

     Kenneth C. Anderson

Exhibit 3

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties hereto represents to and agrees with the other parties as follows:

1.

Such party is eligible to use and file the statement on Schedule 13D pertaining to the Common Stock, $0.0001 par value per share, of Highbury Financial Inc., a Delaware corporation, to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing the information contained therein.

2.

Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.	Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated September 18, 2009

KCA ASTON, INC.

By: /s/ Kenneth C. Anderson

Name: Kenneth C. Anderson
Title:	President
/s/ Kenneth C. Anderson
Kenneth C. Anderson